SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D A10

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

NEPHROS, INC.
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
(Title of Class of Securities)

640671301
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640671301
1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lambda Investors LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER (see Item 5 below)
30,400,424

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER (see Item 5 below)
30,400,424

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes warrants exercisable to acquire 600,000 shares of common stock
30,400,424*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
55.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 640671301
1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wexford Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER (see Item 5 below)
31,234,031

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER (see Item 5 below)
31,234,031

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes warrants exercisable to acquire 600,000 shares of common stock and 231,226 vested stock options
31,234,031*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 640671301
1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wexford GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER (see Item 5 below)
31,234,031

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER (see Item 5 below)
31,234,031

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes warrants exercisable to acquire 600,000 shares of common stock and 231,226 vested stock options
31,234,031*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 640671301
1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Charles E. Davidson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Item 5 below)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER (see Item 5 below)
31,234,031

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER (see Item 5 below)
31,234,031

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes warrants exercisable to acquire 600,000 shares of common stock and 231,226 vested stock options
31,234,031*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 640671301
1	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joseph M. Jacobs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Item 5 below)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER (see Item 5 below)
31,234,031

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER (see Item 5 below)
31,234,031

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON *includes warrants exercisable to acquire 600,000 shares of common stock and 231,226 vested stock options
31,234,031*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
56.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 10 (“Amendment No. 10”) to Schedule 13D modifies and supplements the Schedule 13D initially filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2007 with respect to the common stock, $0.001 par value per share (the “Common Stock”), of Nephros, Inc. (the “Company”), as amended by Amendment No. 1 to the Statement filed with the Commission on February 12, 2010 (“Amendment No. 1”),  Amendment No. 2 to the Statement filed with the Commission on March 21, 2011 (“Amendment No. 2”), Amendment No. 3 to the Statement filed with the Commission on February 13, 2013 (“Amendment No. 3”), Amendment No. 4 to the Statement filed with the Commission on June 5, 2013 (“Amendment No. 4”), Amendment No. 5 to the Statement filed with the Commission on November 18, 2013 (“Amendment No. 5”), Amendment No. 6 to the Statement filed with the Commission on April 9, 2014 (“Amendment No. 6”),  Amendment No. 7 to the Statement filed with the Commission on September 9, 2014 (“Amendment No. 7”), Amendment No. 8 to the Statement filed with the Commission on October 5, 2015 (“Amendment No. 8”), and Amendment No. 9 to the Statement filed with the Commission on January 14, 2016 (“Amendment No. 9”, and together with the initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 Amendment No. 8, and Amendment No. 9, the “Statement”).  Except to the extent amended or supplemented by the information contained in this Amendment No. 10, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended to add the following:

The consideration Lambda used to fund the purchase of the Notes and the Warrants (as described below) was paid out of its general funds.

Additionally, since the date of the transactions reported in Amendment No. 9, the Company granted the following to each of Mr. Arthur H. Amron, a Partner and Secretary of Wexford Capital LP, and Dr. Paul Mieyal, an employee of Wexford Capital LP, in respect of their service as a director of the Company:

(i)	58,240 shares of Restricted Stock of the Company, with a grant date of September 9, 2015;
(ii)	73,864 shares of Restricted Stock of the Company, with a grant date of August 24, 2016;
(iii)	An option to purchase 33,880 shares of Common Stock of the Company, with a grant date of August 24, 2016;
(iv)	73,864 shares of Restricted Stock of the Company, with a grant date of December 20, 2017, with respect to Mr. Arthur H. Amron only;
(v)	73,863 shares of Restricted Stock of the Company, with a grant date of December 20, 2017, with respect to Dr. Paul Mieyal only; and
(vi)	An option to purchase 40,284 shares of Common Stock of the Company, with a grant date of December 20, 2017.

The options vested immediately on the grant date with respect to one third of the shares in each grant. The remainder of the option shares vest in equal annual installments on the first and second anniversaries of the grant date.  The Restricted Stock is restricted for six months following the grant date.

Upon issuance, at the request of Mr. Amron and Mr. Mieyal, all options and shares of Restricted Stock were granted to Wexford Capital LP.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

On June 3, 2016, Lambda purchased notes in the principal amount of $300,000 (the “Notes”) and related five-year warrants (the “Warrants”) from the Company pursuant to a Note and Warrant Purchase Agreement among the Company and certain accredited investors (the “Purchase Agreement”). These Warrants are exercisable to acquire 600,000 shares of Common Stock, at an exercise price of $0.30 per share.

The outstanding principal under the Notes bears interest at the rate of 11 percent per annum. During the term of the Notes, interest is payable in cash semi-annually in arrears. The entire outstanding principal and accrued interest is due in full on the third anniversary of the issuance of the Notes. The Company may prepay the Notes prior to the maturity date at any time without penalty or premium. Upon an “Event of Default” under the Notes, the holders may declare the entire outstanding principal and accrued interest due and immediately payable. As defined under the Notes, an Event of Default includes the Company’s failure to pay any principal, interest or other amount owing under the Notes when due, the commencement of a bankruptcy or similar insolvency proceeding and the sale of the Company.

Pursuant to the terms of the Purchase Agreement, the Company granted the purchasers, including Lambda, “piggy-back” registration rights, meaning that the Company is required to offer to the purchasers the right to include the shares issuable to such purchasers upon exercise of the Warrants in the next registration statement that the Company files under the Securities Act of 1933, as amended, subject to certain customary exceptions described in the Purchase Agreement.

The Reporting Persons hold their Common Stock for investment purposes.

Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities, (iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above. However, each of the Reporting Persons retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons as of December 20, 2017, calculated as described below, are as follows:

Lambda Investors LLC
(a) Amount beneficially owned:	30,400,424	Percent of class:	55.35%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			30,400,424
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			30,400,424

Wexford Capital LP
(a) Amount beneficially owned:	31,234,031	Percent of class:	56.63%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			31,234,031
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			31,234,031

Wexford GP LLC
(a) Amount beneficially owned:	31,234,031	Percent of class:	56.63%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			31,234,031
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			31,234,031

Charles E. Davidson
(a) Amount beneficially owned:	31,234,031	Percent of class:	56.63%
(b) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			31,234,031
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			31,234,031

Joseph M. Jacobs
(a) Amount beneficially owned:	31,234,031	Percent of class:	56.63%
(b) Number of shares as to which the person has
(i) Sole power to vote or to direct the vote:			0
(ii) Shared power to vote or to direct the vote:			31,234,031
(iii) Sole power to dispose or to direct the disposition of:			0
(iv) Shared power to dispose or to direct the disposition of:			31,234,031

Each aggregate number of shares of Common Stock beneficially owned listed above was calculated by taking the number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person and increasing such number, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and vested options to purchase shares of Common Stock beneficially owned by such Reporting Person.  Each of the percentages listed above was determined by dividing the relevant number of shares of Common Stock beneficially owned or held, as applicable, by each Reporting Person (calculated in accordance with the previous sentence) by 54,327,213, the number of shares of Common Stock outstanding as of November 5, 2017, as reported to the Commission in the Company’s Form 10-Q filed on November 9, 2017,  increased, to the extent applicable, for each Reporting Person to reflect the assumed exercise of all warrants and vested options to purchase shares of Common Stock beneficially owned by such Reporting Person.

Wexford Capital may, by reason of its status as managing member of Lambda, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Wexford GP may, by reason of its status as General Partner of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Messrs. Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the shares of Common Stock of which Lambda possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the shares of Common Stock beneficially owned by Lambda.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by Lambda and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Davidson and Jacobs, to the extent of their respective personal ownership interests in any of the members of Lambda.

Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 10.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended to add the following:

The disclosure concerning the Notes and Warrants contained in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibits

1.	Form of Unsecured Promissory Note issued June 3 and 9, 2016 (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 14, 2016).

2.	Form of Common Stock Purchase Warrant issued June 3 and 9, 2016 (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed June 14, 2016).

3.
Form of Note and Warrant Purchase Agreement entered into on June 3, 2016, between the Company and the purchasers of the Notes and Warrants sold by the Company on June 3 and 9, 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 14, 2016).

* * * * *

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2018

LAMBDA INVESTORS LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
By:	Wexford GP LLC, its general partner

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

By:	/s/ Arthur H. Amron
Name:	Arthur H. Amron
Title:	Vice President and Assistant Secretary

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS